FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For April 30, 2004

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Press Release entitled “AstraZeneca PLC First Quarter Results 2004”, dated 29 April 2004.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 30 April 2004	By: /s/ A C N Kemp

Name: A C N Kemp
Title: Authorised Signatory

Item 1

Item 1

AstraZeneca PLC
First Quarter Results 2004

“First quarter sales exceed $5 billion. Financial targets for the year on track.”

Financial Highlights

Group	1st Quarter 2004 $m	1st Quarter 2003 $m	Actual %	CER %
Sales	5,074	4,735	+7	-1
Operating Profit	1,079	1,272	-15	-20
Profit before Tax	1,108	1,293	-14	-20
Earnings per Share	$0.47	$0.54	-13	-19
      All narrative in this section refers to growth rates at constant exchange rates (CER)
  Sales in the first quarter were over $5 billion, a record quarter for the Company.
  As expected, significant wholesaler stocking in the US in the first quarter last year and the residual effects of patent expirations affected the reported sales growth rates versus first quarter 2003.
  Adjusted for wholesaler stock movements, estimated sales increase for key growth products was 34 percent.
  Operating profit was down 20 percent, reflecting investments in R&D and SG&A that were maintained at levels similar to the fourth quarter 2003.
  Crestor™ sales reached $129 million in the first quarter. In the week ending 16 April Crestor™ share of new prescriptions in the US statin market reached 6.2 percent.
  During the first quarter, Seroquel™ new prescription market share in the US market surpassed that for olanzapine, and now ranks second in the atypical antipsychotic market.
  Nexium™ sales were $935 million in the first quarter. Sales outside the US increased by 36 percent. Total prescriptions in the US increased by 19 percent.
  Symbicort™ sales increased by 31 percent to $188 million.
  Oncology products performed strongly, up 19 percent. Iressa™ sales reached $93 million in the quarter. Arimidex™ sales increased by 62 percent. Faslodex™ received regulatory approval in the European Union for the treatment of advanced breast cancer.

Sir Tom McKillop, Chief Executive, said: “Our growth strategy is on track and we are set to achieve our financial targets for the year. Strong demand for Crestor™ , Nexium™ , Seroquel™ , Symbicort™ , Iressa™ and Arimidex™ contributed to a record sales performance in the quarter, with demand for key growth products up 34 percent. Operating profit, however, was down compared to a strong first quarter 2003, which benefited from wholesaler stocking, and following sustained investment in research and development and in the launch of new products.”

London, 29 April 2004

Media Enquiries:	Steve Brown/Edel McCaffrey (London)	(020) 7304 5033/5034
	Staffan Ternby (Södertälje)	(8) 553 26107
	Rachel Bloom-Baglin (Wilmington)	(302) 886 7858

Analyst/Investor Enquiries:	Mina Blair-Robinson (London)	(020) 7304 5084
	Jonathan Hunt (London)	(020) 7304 5087
	Staffan Ternby (Södertälje)	(8) 553 26107
	Ed Seage/Jörgen Winroth (US)	(302) 886 4065/(212) 579 0506

AstraZeneca PLC

Business Highlights All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Sales in the first quarter increased by 7 percent on a reported basis, including a positive exchange benefit of 8 percent. Sales outside the US were up 6 percent. In the US sales were down 8 percent against the first quarter 2003, which had included $400 million of speculative purchases by wholesalers. Excluding inventory movements, total demand in the US was estimated to increase by 6 percent, and global sales of key growth products by around 34 percent.

Expenditures in R&D and SG&A were $2,849 million in the quarter, below the level reached in the fourth quarter 2003, but 13 percent ahead of first quarter 2003. Maintaining this level of investment in product launches and research, set against the 2003 quarterly sales phasing, resulted in a 20 percent decline in operating profit in the quarter (down 15 percent on a reported basis). Earnings per share in the first quarter were $0.47 versus $0.54 in 2003.

Nexium™ sales were $935 million in the first quarter, up 7 percent. Sales outside the US increased by 36 percent. Total prescriptions in the US increased by 19 percent in the quarter, well ahead of the PPI market growth.

Crestor™ sales were $129 million in the first quarter, including $72 million in the US. In the week ending 16 April Crestor™ share of new prescriptions in the US statin market was 6.2 percent. Recent Crestor™ launches include France on 8 March and Italy on 5 April.

Sales of oncology products increased 19 percent in the first quarter to $762 million. Arimidex™ sales were up 62 percent on continuing growth in the treatment of early breast cancer. Iressa™ sales were $93 million, with sales in Japan up 50 percent over first quarter 2003.

Respiratory product sales were $648 million. Symbicort™ sales were up 31 percent. Prescriptions for Pulmicort™ Respules™ in the US increased by 22 percent.

Seroquel™ sales were $448 million, down 2 percent in the quarter affected by wholesaler stock movements in the US in the first quarter 2003. Prescriptions in the US grew by 36 percent in the quarter. Seroquel™ now ranks second in the US antipsychotic market in new prescription share, having recently overtaken olanzapine. Seroquel™ sales outside the US increased by 14 percent.

In December, regulatory submissions were made for Exanta™ in Europe and the US for the first key chronic indications, including the prevention of stroke associated with atrial fibrillation, and are now being reviewed by regulatory authorities.

Future Prospects
The Company continues to anticipate earnings per share in the range of $2.00 to $2.15 per share. More than half of the year’s profits and nearly all of the growth in earnings per share versus 2003 should occur in the second half of the year, influenced by three factors. First, the remaining impact of patent expiries will diminish over the course of the year. Second, the implementation of inventory management agreements in the US should align reported sales more closely with prescription trends, although reported quarterly sales comparisons will continue to be influenced by 2003 patterns. Finally, the step up in investments in R&D and SG&A occurred in the second half of 2003, so the rate of growth in these expenses will attenuate as the year progresses. As previously communicated, this outcome is sensitive to exchange rate fluctuations and the sales performance attained for Nexium™ , Crestor™ and Seroquel™ .

Disclosure Notice: The preceding forward-looking statements relating to expectations for earnings and business prospects for AstraZeneca PLC are subject to risks and uncertainties, which may cause results to differ materially from those set forth in the forward-looking statements. These include, but are not limited to: the rate of growth in sales of generic omeprazole in the US, continued growth in currently marketed products (in particular Crestor™, Nexium™, Seroquel™, Symbicort™, Arimidex™and Iressa™), the successful registration and launch of Exanta™, the growth in costs and expenses, interest rate movements, exchange rate fluctuations and the tax rate. For further details on these and other risks and uncertainties, see AstraZeneca PLC’s Securities and Exchange Commission filings, including the 2003 Annual Report on Form 20-F.

AstraZeneca PLC

Sales

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Gastrointestinal

	First Quarter		CER %
	2004	2003	2003
Nexium™	935	835	+7
Losec™ / Prilosec™	540	692	-32
Total	1,496	1,545	-10
  Nexium™ sales in markets outside the US in the first quarter were up 36 percent. Sales in Europe were up 34 percent, particularly in France (up 50 percent).

  Total prescriptions for Nexium™in the US increased by 19 percent in the first quarter, well above the 10 percent growth in the non-generic segment of the PPI market. Market share of total prescriptions reached a new high in March, at 25.6 percent. There was a small amount of wholesaler stocking that occurred this quarter, but well below the levels in the first quarter 2003. As a result, sales of Nexium™ in the US on a reported basis were virtually unchanged.

  Prilosec™ sales in the US declined by 68 percent on continued loss of market share to generic omeprazole products together with the decline in omeprazole prescriptions resulting from the growth in Prilosec™ OTC.

  Sales of Losec™ outside the US were down 6 percent, as declines in Europe were partially offset by growth in Asia Pacific.

Cardiovascular

	First Quarter		CER %

	2004	2003

Seloken™ / Toprol-XL™	333	368	-13
Atacand™	209	206	-9
Plendil™	111	110	-6
Zestril™	105	108	-16
Crestor™	129	3	n/m

Total	1,055	969	1
  Sales of Seloken™ /Toprol-XL™ declined by 13 percent in the first quarter, as US sales comparisons for Toprol-XL™ (down 17 percent) reflected significant wholesaler stocking in the first quarter 2003. In the first quarter, prescriptions for Toprol-XL™ in the US grew by 21 percent versus last year, well ahead of the 10 percent growth in the beta-blocker market.

  Atacand™ sales were up 15 percent outside the US. Atacand™ prescriptions in the highly competitive US market for angiotensin receptor blockers were broadly unchanged. The reported sales decline of 33 percent in the US represents wholesaler stock movements in the first quarter 2003 partially offset by some stocking in the first quarter this year.

  Sales of Crestor™ reached $129 million in the first quarter. Sales in the US grew to $72 million as ex-factory sales begin to track prescription demand, which grew to over 1 million prescriptions dispensed in the first quarter 2004.

  In the US market for statin products, Crestor™ market share of new prescriptions was 6.2 percent in the week ending 16 April. Share of new and switched patients (“dynamic share”) was even higher, at 16.3 percent.

  Crestor™ market share of total prescriptions has increased to 8.9 percent in Canada, 8.8 percent in the Netherlands, and 3.0 percent in the UK. Crestor™ was recently launched in France on 8 March and in Italy on 5 April.

AstraZeneca PLC
  Since launch the Company estimates that 4 million prescriptions have been dispensed for Crestor™ . An extensive clinical trials database and detailed post-marketing surveillance confirms Crestor™ has a safety profile comparable to other marketed statins.

Respiratory and Inflammation

	First Quarter		CER %

	2004	2003

Symbicort™	188	122	+31
Pulmicort™	282	251	+5
Rhinocort™	81	90	-13
Accolate™	30	31	-6
Oxis™	25	31	-32

Total	648	563	+4

  Symbicort™ sales in the first quarter increased by 31 percent. Continued expansion of the market for fixed combination products in general, as well as the launch of new dosage strengths and the COPD indication for Symbicort™ , are factors driving the good sales performance.

  Worldwide sales of Pulmicort™ were up 5 percent, chiefly on the growth of Pulmicort™ Respules™ in the US market. In the US, total prescriptions for Pulmicort™ Respules™ were up 22 percent versus the first quarter 2003.

  Rhinocort™ Aqua prescriptions in the US increased by 9 percent in the first quarter, with market share of total prescriptions slightly ahead of first quarter last year. Some destocking in 2004 compared with stock building in the first quarter 2003 contributed to the 18 percent decline in reported sales in the US.
Oncology

	First Quarter		CER %

	2004	2003

Casodex™	229	189	+9
Zoladex™	213	193	-1
Arimidex™	166	93	+62
Iressa™	93	19	n/m
Faslodex™	26	22	+18
Nolvadex™	31	61	-56

Total	762	581	+19
  Casodex™ prescriptions in the US were broadly unchanged, however reported sales were down 7 percent on wholesaler stocking in the first quarter 2003. Outside the US sales were up 16 percent, including a 30 percent increase in Japan.

  Arimidex™ sales were up 62 percent in the first quarter on increasing usage in early breast cancer. Sales in the US increased 88 percent versus the first quarter 2003, which was depressed by wholesaler destocking. Arimidex™ prescriptions in the US grew 45 percent, and Arimidex™ market share for hormonal treatments for breast cancer was 21.3 percent in March, an increase of 4.8 points since March last year. Arimidex™ sales in Europe were up 49 percent, and in Japan were 46 percent ahead of the first quarter last year.

  Iressa™ sales in Japan were $27 million in the quarter, up 50 percent versus the first quarter 2003. US sales of $51 million included some wholesaler stocking. Retail prescriptions for Iressa™ in the first quarter were just over twenty-two thousand, some 8 percent higher than the fourth quarter 2003.

  Faslodex™ sales increased by 9 percent in the US. On 12 March the Company announced that Faslodex™ received European marketing approval for the treatment of advanced breast cancer.

AstraZeneca PLC

Neuroscience

	First Quarter		CER %

	2004	2003

Seroquel™	448	444	-2
Zomig™	95	108	-18
Diprivan™	122	136	-15
Local anaesthetics	130	101	14
Others	17	18	-17

Total	812	807	-5
  Prescription growth for Seroquel™ in the US market remains strong, up a further 36 percent versus the first quarter 2003. Seroquel™ is the fastest growing product among the three leading brands in the atypical antipsychotic market, and during the first quarter Seroquel™ overtook olanzapine to become the number two product in the market based on monthly new prescriptions, with a 24.5 percent market share.

  Reported sales in the US for Seroquel™ were down 6 percent, a function of significant wholesaler stocking in the first quarter 2003.

  Seroquel™ sales outside the US were up 14 percent, with 50 percent growth reported in Canada and in Germany. Sales in Italy were up 25 percent.

  Zomig™ sales in Europe increased by 25 percent. US sales were down 33 percent, reflecting the change in distribution for the US market, where the product is now sold to Medpointe (the distributor responsible for sales and marketing for the US market) at contract prices below the AstraZeneca ex-factory price last year.

Geographic Sales

	First Quarter		CER %

	2004	2003

US	2,279	2,470	-8
Europe	1,875	1,555	+2
Japan	290	243	+6
RoW	630	467	+21
  In the US reported sales were down 8 percent due to wholesaler stocking in the first quarter 2003. Underlying demand grew by an estimated 6 percent overall, and by 27 percent excluding the three products affected by generic competition (Prilosec™ , Nolvadex™ and Zestril™ ).

  Sales in Europe were up 2 percent, with growth in Nexium™ (up 34 percent), Symbicort™ (up 25 percent), Arimidex™ (up 49 percent) and Crestor™ offsetting declining prices throughout the region.

  Sales in Japan were up 6 percent on good growth in oncology products (up 26 percent) and Losec™ (up 18 percent).

AstraZeneca PLC

Financial Review

All narrative in this section refers to growth rates at constant exchange rates (CER) unless otherwise indicated

Operating Results

Reported sales increased by 7 percent and operating profit fell by 15 percent. At constant exchange rates sales declined by 1 percent and operating profit by 20 percent.

As previously mentioned, sales in the US during the first quarter 2003 included significant speculative purchases by wholesalers, which lifted trade inventories to some $400 million higher than normal. During the first quarter 2004 the company began implementing inventory management agreements with three large wholesalers in the US who account for around three quarters of our US sales. Since the agreements were not in place for the entire period, some purchases above current demand did occur in the first quarter 2004, estimated to be around $100 million. At the end of the first quarter the Company estimates that, in aggregate, approximately $200 million of inventory above target levels is in the distribution chain, chiefly in Nexium™ , Toprol-XL™ and Atacand™ . This inventory should be worked down over the next two quarters.

The weakness of the US dollar continues to benefit our results. In comparison with quarter one last year the US dollar weakened against the euro (14 percent), benefiting sales, and also against the Swedish krona (14 percent) and sterling (13 percent), increasing costs. Overall, currency benefited EPS by around 3 cents in comparison with quarter one last year. Should the exchange rates stay at current levels for the remainder of the year, no further exchange benefits are expected to accrue.

Gross margin increased by 1.4 percent to 77.4 percent of sales in the quarter, as payments to Merck declined to 5.6 percent of sales (a reduction of 1.4 percent of sales), attributable to differences in product mix between the periods. A small adverse exchange impact (-0.3 percent) was offset by a slight improvement in underlying cost of sales of a similar magnitude.

Operating margin comparisons are coloured by the marked difference in quarterly phasing of sales. Operating margin in the first quarter 2003 was 26.9 percent of sales (the highest quarter last year) as the benefits of wholesaler stocking fell straight through to operating profit. Operating margin in the first quarter 2004 was 21.3 percent. Underlying increases in R&D and SG&A expenditures are estimated to have contributed around half of the margin difference between the periods, with most of the balance attributable to the sales phasing in 2003.

In aggregate, R&D and SG&A expenses were $2,849 million, as spending in support of product launches and the additional recruitment in Discovery and Development were broadly maintained at the levels reached in the second half of last year. The increase over first quarter last year was 13 percent in CER terms, but 23 percent on a reported basis, including 10 percent of exchange rate impact.

Interest and Dividend Income

Net interest and dividend income in the quarter was $29 million, compared with $21 million for the same period last year. The improvement is due mainly to lower interest payments in the first quarter 2004 following the repayment of $319 million of debt in mid-2003.

Taxation

The effective tax rate at 27.5 percent for the first quarter was at the same level as for quarter one last year.

Cash Flow

Cash inflow from operating activities before exceptional items was $1,276 million, $102 million better than in the first quarter of 2003 despite the lower operating profit. This is due to the lower working capital outflows this year as the trade debtor movement in 2003 was particularly high following the wholesaler inventory movements. Tax payments were broadly similar in both periods, whilst capital expenditure in the current quarter is $37 million lower than that in the first quarter of 2003. Before financing and the management of liquid resources, net cash inflow of $720 million was $149 million ahead of last year.

AstraZeneca PLC

Share Repurchase Programme

The Board has approved a new programme of share repurchases of $4 billion to be completed by the end of 2005, assuming continued market access and the absence of strategic uses for cash.

During the quarter 12.5 million shares were repurchased for cancellation at a total cost of $608 million.

The total number of shares that remain in issue at 31 March 2004 is 1,681 million.

Upcoming Milestones and Key Events

22 July	Announcement of second quarter and half year results
6 October	Annual Business Review meeting
21 October	Announcement of third quarter and nine months results

Sir Tom McKillop
Chief Executive

Consolidated Profit & Loss Account

For the quarter ended 31 March	2004 $m	2003 $m

Sales	5,074	4,735
Cost of sales	(1,145)	(1,135)
Distribution costs	(42)	(35)
Research and development	(943)	(782)
Selling, general and administrative expenses	(1,906)	(1,526)
Other operating income	41	15

Operating profit	1,079	1,272
Net interest and dividend income	29	21

Profit on ordinary activities before taxation	1,108	1,293
Taxation	(305)	(356)

Profit on ordinary activities after taxation	803	937
Attributable to minorities	(2)	(5)

Net profit for the period	801	932

Earnings per Ordinary Share	$0.47	$0.54
Diluted earnings per Ordinary Share	$0.47	$0.54

Weighted average number of Ordinary Shares in issue (millions)	1,688	1,717

Diluted average number of Ordinary Shares in issue (millions)	1,690	1,718

Consolidated Balance Sheet

At 31 March	2004 $m	2003 $m

Fixed assets	10,525	9,566
Current assets	13,378	12,929

Total assets	23,903	22,495

Creditors due within one year	(8,050)	(8,146)
Net current assets	5,328	4,783

Total assets less current liabilities	15,853	14,349

Creditors due after more than one year	(376)	(363)
Provisions for liabilities and charges	(2,095)	(1,832)

Net assets	13,382	12,154

Capital and reserves
Shareholders’ funds & minority interests	13,382	12,154

Consolidated Cash Flow Statement

	2004	2003
For the quarter ended 31 March	$m	$m

Cash flow from operating activities
Operating profit	1,079	1,272
Depreciation and amortisation	310	272
Increase in working capital	(161)	(401)
Other non-cash movements	48	31

Net cash inflow from operating activities before exceptional
items	1,276	1,174
Outflow related to exceptional items	(1)	(12)

Net cash inflow from operating activities	1,275	1,162
Returns on investments and servicing of finance	7	(9)
Tax paid	(266)	(252)
Capital expenditure and financial investment	(296)	(330)

Net cash inflow before management of liquid resources and
financing	720	571
Net purchase of shares	(580)	(129)
Exchange and other movement	(2)	13

Increase in net cash funds in the period	138	455
Net cash funds at beginning of period	3,496	3,844

Net cash funds at end of period	3,634	4,299

Notes to the Interim Financial Statements

1    BASIS OF PREPARATION AND ACCOUNTING POLICIES

The unaudited financial statements for the quarter ended 31 March 2004 have been prepared in accordance with UK generally accepted accounting principles. The accounting policies applied are those set out in AstraZeneca PLC’s Annual Report and Form 20-F Information 2003. The new information contained in Note 2 below updates the disclosures concerning legal proceedings in the Company’s Annual Report and Form 20-F Information 2003.

These interim financial statements do not constitute statutory accounts of the Group within the meaning of Section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2003 will be filed with the Registrar of Companies following the Company’s Annual General Meeting. The auditor's report on those accounts was unqualified and did not contain any statement under Section 237 of the Companies Act 1985.

2    LEGAL PROCEEDINGS

Plendil™ (felodipine)

In April 2004, Zenith Goldline Pharmaceuticals, Inc. (now known as Ivax Pharmaceuticals, Inc.) filed a motion for summary judgment on the issue of non-infringement in the patent infringement action pending between AstraZeneca Pharmaceuticals LP and Zenith/Ivax in the US District Court for the District of New Jersey. The patent infringement action against Zenith/Ivax, which AstraZeneca filed in July 2001, resulted from a May 2001 letter to AstraZeneca in which Zenith/Ivax declared its intention to market a generic version of Plendil™ extended release tablets (felodipine) prior to the expiration of AstraZeneca's patent covering the extended release formulation. Zenith/Ivax filed counterclaims in the litigation alleging non-infringement. The parties have completed the briefing on Zenith/Ivax's motion. No hearing date for the motion has been set.

Toprol-XL™ (metoprolol succinate)

In April 2004, AstraZeneca filed proceedings against Eon Labs Manufacturing Inc. in the US District Court for the District of Delaware following Eon's notification that it had filed an abbreviated new drug application with the US Food and Drug Administration seeking approval to market generic forms of Toprol-XL™ in the 25mg, 50mg, 100mg and 200mg doses. AstraZeneca maintains that its patents are valid and infringed by Eon's products.

Additional government investigations into drug marketing practices

Since publication of the Annual Report and Form 20-F Information 2003, AstraZeneca has received two subpoenas from the US Attorney's Office in Boston, Massachusetts. The first seeks documents relating to promotional programmes involving healthcare professionals at three regional healthcare entities in the Boston area. The second seeks documents relating to the marketing and sale of three products (Zestril™, Naropin™ and Cefotan™) to a leading provider of pharmacy services to long term care facilities. AstraZeneca is co-operating fully with the document requests.

3    TERRITORIAL SALES ANALYSIS

			% Growth

	1st Quarter 2004 $m	1stQuarter 2003 $m	Actual	Constant Currency

US	2,279	2,470	(8)	(8)
Canada	218	156	40	19

North America	2,497	2,626	(5)	(6)

France	442	329	34	11
UK	132	144	(8)	(17)
Germany	226	183	23	2
Italy	255	208	23	2
Sweden	79	79	-	(18)
Europe others	741	612	21	4

Total Europe	1,875	1,555	21	2

Japan	290	243	19	6
Rest of World	412	311	32	21

Total	5,074	4,735	7	(1)

4    PRODUCT SALES ANALYSIS

	World				US

	1st	1st		Constant	1st
	Quarter	Quarter	Actual	Currency	Quarter	Actual
	2004	2003	Growth	Growth	2004	Growth
	$m	$m	%	%	$m	%

Gastrointestinal:
Losec	540	692	(22)	(32)	91	(68)
Nexium	935	835	12	7	671	-
Others	21	18	17	-	7	(13)

Total Gastrointestinal	1,496	1,545	(3)	(10)	769	(20)

Cardiovascular:
Zestril	105	108	(3)	(16)	12	(40)
Seloken	333	368	(10)	(13)	237	(17)
Atacand	209	206	1	(9)	68	(33)
Plendil	111	110	1	(6)	33	(15)
Tenormin	85	84	1	(10)	11	(15)
Crestor	129	3	n/m	n/m	72	-
Others	83	90	(8)	(21)	2	(50)

Total Cardiovascular	1,055	969	9	1	435	(6)

Respiratory & Inflammation:
Pulmicort	282	251	12	5	157	18
Rhinocort	81	90	(10)	(13)	56	(18)
Symbicort	188	122	54	31	-	-
Accolate	30	31	(3)	(6)	22	(4)
Oxis	25	31	(19)	(32)	-	-
Others	42	38	11	(5)	-	-

Total Respiratory & Inflammation	648	563	15	4	235	5

Oncology:
Zoladex	213	193	10	(1)	47	12
Casodex	229	189	21	9	56	(7)
Nolvadex	31	61	(49)	(56)	1	(97)
Arimidex	166	93	78	62	62	88
Iressa	93	19	n/m	n/m	51	-
Faslodex	26	22	18	18	24	9
Others	4	4	-	(25)	-	-

Total Oncology	762	581	31	19	241	28

Neuroscience:
Seroquel	448	444	1	(2)	337	(6)
Zomig	95	108	(12)	(18)	46	(33)
Diprivan	122	136	(10)	(15)	63	(22)
Local anaesthetics	130	101	29	14	30	50
Others	17	18	(6)	(17)	3	(50)

Total Neuroscience	812	807	1	(5)	479	(11)

Infection and Other:
Merrem	97	74	31	19	18	38
Other Products	72	56	29	18	27	108

Total Infection and Other	169	130	30	18	45	73

Salick Health Care	71	65	9	9	71	9
Astra Tech	61	44	39	19	4	33
Marlow Foods	-	31	(100)	(100)	-	(100)

Total	5,074	4,735	7	(1)	2,279	(8)

n/m not meaningful

Shareholder Information

ANNOUNCEMENTS AND MEETINGS

Annual General Meeting	29 April 2004

Announcement of second quarter and half year 2004 results	22 July 2004

Annual Business Review 2004	6 October 2004

Announcement of third quarter and nine months 2004 results	21 October 2004

DIVIDENDS

The record date for the second interim dividend for 2003 payable on 6 April 2004 (in the UK, Sweden and the US) was 20 February 2004. Ordinary shares traded ex-dividend on the London and Stockholm Stock Exchanges from 18 February 2004. ADRs traded ex-dividend on the New York Stock Exchange from the same date.

Future dividends will normally be paid as follows:
First interim	Announced in July and paid in September
Second interim	Announced in January and paid in March

TRADEMARKS

The following brand names used in these interim financial statements are trademarks of the AstraZeneca group of companies:

Accolate   Arimidex   Astra Tech   Atacand   Casodex   Cefotan   Crestor   Diprivan   Exanta   Faslodex   Iressa   Losec Naropin   Nexium   Nolvadex   Oxis   Plendil   Prilosec   Pulmicort   Pulmicort Respules   Rhinocort   Rhinocort Aqua Seloken   Seroquel    Symbicort   Toprol-XL   Zestril   Zoladex   Zomig

ADDRESSES FOR CORRESPONDENCE

Registrar and	Depositary	Registered Office	Swedish Securities Register
Transfer Office	for ADRs		Centre
The AstraZeneca Registrar	JPMorgan Chase Bank	15 Stanhope Gate	VPC AB
Lloyds TSB Registrars	PO Box 43013	London	PO Box 7822
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Worthing	RI 02940-3013	UK	Sweden
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UK
BN99 6DA
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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

In order to utilise the ‘Safe Harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995, AstraZeneca is providing the following cautionary statement. These interim financial statements contain forward-looking statements with respect to the financial condition, results of operations and businesses of AstraZeneca. By their nature, forward-looking statements and forecasts involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from that expressed or implied by these forward-looking statements. These factors include, among other things, the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; and the risk of environmental liabilities.